File No. 70-8961

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Amendment No. 3
to
FORM U-1

APPLICATION OR DECLARATION

The Public Utility Holding Company Act of 1935

THE SOUTHERN COMPANY
270 Peachtree Street, N.W.
Atlanta, Georgia 30303

(Name of company or companies filing this statement
and addresses of principal executive offices)

THE SOUTHERN COMPANY

(Name of top registered holding company parent of each applicant or declarant)

Tommy Chisholm, Secretary
The Southern Company
270 Peachtree Street, N.W.
Atlanta, Georgia 30303

(Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to the above agent for service and to:

W. L. Westbrook
Financial Vice President
The Southern Company
270 Peachtree Street, N.W.
Atlanta, Georgia 30303

            John D. McLanahan                                                                     Walter M. Beale, Jr.
         Troutman Sanders LLP                                                                 Balch & Bingham LLP
   600 Peachtree Street, N.E., Suite 5200                                      1901 Sixth Avenue North, Suite 2600
         Atlanta, Georgia 30308-2216                                                      Birmingham, Alabama 35203

INFORMATION REQUIRED

                 The statement on Form U-1 as initially filed and heretofore amended in this proceeding is hereby further amended and restated in its entirety as follows:

Item 1.     Description of Proposed Transactions.

                1.1        Southern Company Services, Inc. ("Services") is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility
Holding Company Act of 1935, as amended (the "Act"). Services provides certain services for
Southern and its associate companies in the Southern electric system pursuant to authorization of the Commission. Southern proposes that, from time to time on or before June 30, 2004, it may guarantee indebtedness or other obligations incurred by Services as described herein in an aggregate principal amount up to $200,000,000 at any time outstanding. Southern hereby requests authority for such guarantees. The transactions by Services referred to herein do not require Commission approval.

                1.2       Services may issue and sell new notes (the "Proposed Notes") to a lender or lenders other than Southern. The Proposed Notes would be issued pursuant to an agreement or agreements with such lender or lenders and may be guaranteed by Southern as to principal, premium, if any, and interest. The Proposed Notes may have terms of up to 40 years, contain sinking funds and bear interest at a rate or rates not to exceed 3 1/2 percentage points per annum over the rate for United States Treasury securities of corresponding maturity at the time the lender or lenders commit to purchase the particular issue. Services may engage an agent to place the Proposed Notes for a commission based upon the principal amount borrowed.

                1.3      Services also may effect short-term or term-loan borrowings under one or more revolving credit commitment agreements. Short-term borrowings under such agreement or agreements would have a maximum maturity of one year; term loans would have maturities up to
10 years. It is expected that the borrowings would be evidenced by a "grid" promissory note to be dated the date of the initial borrowing and the date of each borrowing thereafter when a "grid"
short-term or term-loan note, as the case may be, is not outstanding.

                            Such borrowings would bear interest at rates to be negotiated with the lending financial institution or institutions. In addition, it is expected that Services will be obligated to pay fees in connection with the credit arrangements. Such interest rates and fees will be negotiated based upon prevailing market conditions.

                1.4        Services also may effect borrowings from certain banks and other institutions. Such institutional borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than 10 years after the date of borrowing, or by "grid"
notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowing and to mature in not more than 10 years after the date of borrowing. Generally, borrowings will be prepayable in whole, or in part, without penalty or premium, and will be at rates to be negotiated with the lending institutions based upon prevailing market conditions.
Services also may negotiate separate rates for, and/or agree not to prepay, particular borrowings if it is considered more favorable to Services.

                1.5       The net proceeds realized by Services from borrowings guaranteed by
Southern pursuant to authorization granted hereunder will be used to fund the general requirements of Services' business, including the possible refunding of outstanding indebtedness.
The proceeds will be used in the routine course of business for funding required capital expenditures, including computer equipment, software, office equipment and office facilities, other requirements as approved by the Commission and maintaining an adequate working capital level. None of the proceeds from any borrowings or from the sale of any of the Notes proposed to be guaranteed by Southern herein will be used by Southern or any subsidiary company thereof for the acquisition of an interest in an EWG or a FUCO (each as defined in Item 3.2 hereof).
Services will not use the proceeds of borrowings guaranteed by Southern as authorized hereunder to refund outstanding indebtedness unless the estimated present value savings derived from the net difference between interest payments on a new issue of comparable securities and those securities refunded is on an after tax basis greater than the estimated present value of all redemption, tendering and issuing costs, assuming an appropriate discount rate. Such discount rate is based on the estimated after-tax interest rate on securities issued for refunding purposes.
Any such refunding will be exempt under Rule 42.

                 1.6       Southern further proposes that it may guarantee obligations incurred by
Services in connection with installment purchases, sale-leasebacks, leases or other acquisitions of equipment or other assets. Lease transactions may include the procurement of office facilities.

                 1.7      Services' current capital budget for the period 1999 through 2003 includes approximately $77.7 million related to acquisitions or replacements of system aircraft, $5.8 million related to the relocation of the system's data center, and $14.9 million for a new energy management system. Other transactions contemplated or under consideration by Services include the new lease of office space in Washington, D.C. and the possible buyout of the lease on its former space in Atlanta.

                 1.8      Southern hereby requests that the Commission issue its order (a) authorizing the proposed guaranty of indebtedness or other obligations of Services in an aggregate amount up to
$160,000,000 at any time outstanding and (b) reserving jurisdiction over the balance of $40,000,000 of such guarantees proposed herein pending completion of the record with respect to such balance.

Item 2.      Fees, Commissions and Expenses.

                 The fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the proposed transactions of this Application or Declaration are estimated not to exceed $20,000.

Item 3.      Applicable Statutory Provisions.

                 3.1       Southern considers that its guaranty of indebtedness or other obligations incurred by Services as described herein may be subject to Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder. Any notes issued by Services to evidence borrowings by it as described herein will be exempt pursuant to Rule 52 under the Act. Other transactions by Services referred to herein will be in the routine course of its business and not subject to Commission approval.

                3.2       Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the
Commission shall not consider the effect of the capitalization or earnings of any such EWG or
FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b)
and (c) are satisfied.

                 Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At
August 31, 1999, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and
FUCOs was approximately $3.604 billion, or approximately 90.9% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 1999
($3.965 billion). With respect to Rule 53(a)(1), however, the Commission has determined that
Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1,
1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January
15, 1997 (order denying request for reconsideration and motion to stay).

                 In addition, Southern has complied and will continue to comply with the record-
keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule
53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

                 Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing (viz.
Southern's guarantee of certain obligations of Services) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

                 The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December
31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities)
and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of June 30, 1999, was
44.4% equity, 55.6% debt including all non-recourse debt, and 56.0% equity and 44.0% debt excluding all non-recourse debt. Both are within accepted industry ranges and within the limits set by independent rating agencies (such as Standard and Poor's) for "A" rated utilities.

                 Thus, since the date of the Rule 53(c) Order, there has been no material change in
Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A" which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+" or better.
As a point of reference, the percentage of debt in the total capital structure of the Southern domestic operating utility companies was 46.9% at June 30, 1999, which is lower than the average for the Standard & Poor's "A" rated electric utilities. At year-end 1998, according to
Standard & Poor's, the average total debt (both long-term and short-term) for "A" rated electric utilities was 50.4% of total capitalization.

                 Southern's consolidated retained earnings grew on average approximately 5.5% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on
SWEB in 1997 and the write down of assets in 1998, the average growth would be 7.2%. In
1998, consolidated retained earnings increased $36 million, or slightly less than 1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings in the three calendar years ending after the Rule 53(c) order.

                 Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on
Southern's financial integrity.

                3.3       With respect to the transactions proposed hereunder, Southern hereby requests authority to file certificates of notification under Rule 24 on a quarterly basis (within 45 days following the close of each calendar quarter). Such certificates will include a description of the underlying transactions by Services, including the amount of any borrowings and the interest rate thereon guaranteed by Southern.

Item 4.        Regulatory Approval.

                  The proposed transactions are not subject to the jurisdiction of any state commission or of any federal commission other than the Securities and Exchange Commission.

Item 5.       Procedure.

                  Southern requests that the Commission's order herein be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Southern hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order herein, unless such Division opposes the transactions herein proposed.

Item 6.      Exhibits and Financial Statements.

           (a)      Exhibits.

                     A     -     None.

                     B     -     None.

                     C     -     None.

                     D     -     None.

                     E     -     None.

                     F     -     Opinion of Troutman Sanders LLP, counsel for Southern.

           (b)     Financial Statements.

                    Consolidated balance sheet of Southern and subsidiary companies at June 30,
                    1999. (Designated in Southern's Form 10-Q for the quarter ended June 30, 1999,
                    File No. 1-3526.)

                    Statements of income and cash flows of Southern for the quarter ended June 30,
                    1999. (Designated in Southern's Form 10-Q for the quarter ended June 30, 1999,
                    File No. 1-3526.)

           Since June 30, 1999, there have been no material changes, not in the ordinary course of business, in the financial condition of Southern from that set forth in or contemplated by the foregoing financial statements.

Item 7.         Information as to Environmental Effects.

           (a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of the business of Services and Southern. Accordingly, the
Commission's action in these matters will not constitute any major federal action significantly affecting the quality of the human environment.

           (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935,
the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated October 5, 1999

                                                                           THE SOUTHERN COMPANY

                                                                           By: /s/Tommy Chisholm
                                                                                    Tommy Chisholm
                                                                                    Secretary